UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2015

Commission File Number 000-20860

EZchip Semiconductor Ltd.
(Translation of registrant’s name into English)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

EXPLANATORY NOTE

On November 3, 2015, EZchip Semiconductor Ltd. (the “Company”) issued a press release titled “ENTROPY, THE LEADING INDEPENDENT PROVIDER OF PROXY ADVISORY SERVICES IN ISRAEL, JOINS ISS IN RECOMMENDING THAT EZCHIP SHAREHOLDERS VOTE “FOR” THE MERGER AGREEMENT WITH MELLANOX TECHNOLOGIES, LTD.”

A copy of the press release describing the recommendations of Entropy and ISS, leading independent providers of proxy advisory services in Israel and US, respectively, to vote FOR the merger and FOR all the Company’s director nominees and AGAINST Raging Capital’s director nominees is annexed hereto as Exhibit 99.1.

In addition, pursuant to Israel’s Companies Law, 5759-1999, the Company is mandated to furnish a copy of the Position Notice delivered by Raging Capital Master Fund, Ltd. to the Company on November 2, 2015. The information in the Position Notice was not verified by the Company, and the Company provides no assurances as to the accuracy or completeness of any of the information in the Position Notice.  A copy of such Position Notice is annexed hereon to as Exhibit 99.2.

The information in this explanatory note shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and it shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or under the Exchange Act, whether made before or after the date hereof, except as expressly set forth by specific reference to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZchip Semiconductor Ltd.

By:	/S/ Dror Israel
Name:	Dror Israel
Title:	Chief Financial Officer

Date: November 3, 2015

Exhibit Index

Exhibit 99.1
Press Release of the Company, dated November 3, 2015, titled “ENTROPY, THE LEADING INDEPENDENT PROVIDER OF PROXY ADVISORY SERVICES IN ISRAEL, JOINS ISS IN RECOMMENDING THAT EZCHIP SHAREHOLDERS VOTE “FOR” THE MERGER AGREEMENT WITH MELLANOX TECHNOLOGIES, LTD.”

Exhibit 99.2
Position Notice of Raging Capital Master Fund, Ltd. delivered to the Company on November 2, 2015, which the Company is mandated to furnish hereby pursuant to Israel’s Companies Law, 5759-1999.  The information in the Position Notice was not verified by the Company, and the Company provides no assurances as to the accuracy or completeness of any of the information in the Position Notice.